 Exhibit 99.6

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal, Québec H3A 0A3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neptune Technologies & Bioressources Inc.

We consent to the use of our reports, both dated May 17, 2011 (except for Exhibit 99.4 Reconciliation to United States Generally Accepted Accounting Principles, which is dated May 31, 2011), included in this annual report on Form 40-F.

(Signed) KPMG LLP
Chartered Accountants

Montreal, Canada

May 31, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.